

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 15, 2009

Thomas A. Bologna, Chief Executive Officer
Orchid Cellmark, Inc.
4390 US Route One
Princeton, NJ 08540

RE: Orchid Cellmark, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008

Dear Mr. Bologna:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services